Exhibit 99.1

Explanation of Responses:

(1) The Reporting Person made in-kind distributions of Common Stock and Warrants to certain of its members.

(2) Each Warrant entitled the holder to purchase 1.143 shares of Common Stock at an initial exercise price of $10.75 per share, subject to adjustments as provided in the warrant agreement, dated as of November 9, 2010, by and among Mellon Investor Services LLC, as warrant agent, and the Issuer.